Code of Ethics

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients' interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser's fiduciary duty to its clients;
•	Compliance with all applicable Federal Securities Laws;
•	Reporting and review of personal Securities transactions and holdings;
•	Reporting of violations of the code; and
•	Delivery of the code to all Employees.

Policies and Procedures

Employees should reference DFC's Code of Ethics for specific details regarding the Company's Code of Ethics requirements and Employee responsibilities. Questions regarding DFC's Code of Ethics should be directed to the CCO.